

Mailstop 3233

March 12, 2018

Via E-Mail
Jack DeCicco
Chief Financial Officer and Treasurer
CYS Investments, Inc.
500 Totten Pond Road, 6th Floor
Waltham, MA 02451

> **Re: CYS Investments, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 1-33740**

Dear Mr. DeCicco:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Note 3 – Fair Value Measurements, page F-22

1.   We note you disclose your Agency RMBS securities are generally valued based on prices provided by third party services, and identify certain inputs. Please describe the valuation techniques used, and the inputs applicable to such valuation techniques, to determine the fair value of such securities categorized within Level 2; refer to ASC 820-10-50-2.bbb. Additionally, elaborate on the matrix approach used by such third party pricing services.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
  Commodities